UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED SCHEDULE 13 G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2
(Amendment No. )

S.Y. BANCORP, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

785060104
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

 ________________________________________________________________________________

CUSIP No. 785060104

1.	Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
	Stock Yards Bank & Trust Company
	61-0354170

2.	Check the Appropriate Row if a Member of a Group
	(a)
	(b) X

3.	SEC Use Only __________________________________________________________

4.	Citizenship or Place of Organization
	Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With:

5.	Sole Voting Power	605,078
6.	Shared Voting Power
7.	Sole Dispositive Power	280,425
8.	Shared Dispositive Power	166,061
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	605,078
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	>
	(See Instructions)
11.	Percent of Class Represented by Amount in Row 9	4.11%
12.	Type of Reporting Person	BK

 ________________________________________________________________________________

Item 1.(a)	Name of Issuer:
Stock Yards Bancorp, Inc.

Item 1.(b)	Address of Issuer's Principal Executive Offices:
1040 East Main Street
Louisville, KY 40206

Item 2.(a)	Name of Person Filing:
Stock Yards Bank & Trust Company

Item 2.(b)	Address of Principal Business Office, or if None, Residence:
Same as 1(b)

Item 2.(c)	Citizenship:
A Kentucky Corporation

Item 2.(d)	Title of Class of Securities:
Common Stock

Item 2.(e)	CUSIP Number:
785060104

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(b) [X] Bank as defined in Section 3(a)(6) of the Act

Item 4.	Ownership.
(a) Amount Beneficially Owned:

The Bank, in its various fiduciary capacities as agent, personal representative, custodian and trustee, is the beneficial owner (as that term is defined in Rule 13d-3) of 605,078 shares of the Common Stock, no par value, of Stock Yards Bancorp, Inc., the Bank's parent company.

(b) Percent of Class:
4.11%

(c) Number of Shares as to which such person has:
(i) sole power to vote or to direct the vote
605,078
(ii) shared power to vote or to direct the vote
0
(iii) sole power to dispose or to direct the disposition of
280,425
(iv) shared power to dispose or to direct the disposition of
166,061

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the securities held by the Bank in its various fiduciary capacities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 ________________________________________________________________________________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 2015

STOCK YARDS BANK & TRUST COMPANY

By:	/s/ Kathy C. Thompson
Kathy C. Thompson
Senior Executive Vice President